Exhibit (d)(8)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, SS		SUPERIOR COURT DEPARTMENT

DANIEL BATES, on Behalf of Himself and	) No.
All Others Similarly Situated,	)
)
Plaintiff,	)
)
)
vs.	)
)
)
BOSTON COMMUNICATIONS GROUP,	)
INC. PAUL J. TOBIN, MIGUEL HORTA E.	)
COSTA, PAUL R GUDONIS, BRIAN E,	)
BOYLE, GERALD S. MCGOWAN,	)
MEGASOFT, LTD, AND TEA PARTY	)
ACQUISITION CORP.,	)
)
Defendants	)
) JURY TRIAL DEMAND

COMPLAINT BASED UPON SELF-DEALTNG AND BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of Boston Communications Group, inc. (“Boston Communications” or the “Company”) common stock against Boston Communications, Megasoft, Ltd (“Megasoft”), Tea Party Acquisition Corp. (“Tea Party”) and certain of Boston Communications officers and/or directors arising out of defendants’ efforts to sell Boston Communications via an unfair process (the “Acquisition”) to Megasoft and Tea Party. In pursuing the unlawful plan to solicit shareholder approval of their proposed sale of Boston Communications via an unfair process and tender offer, each of the defendants violated applicable law by directly breathing and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

2. Currently, Boston Communication’s shares are undervalued due to credibility issues concerning the Company’s management and Board of Directors (the “Board”). Specifically, since May 2006, Boston Communications has been embroiled in the stock options backdating scandal—a scandal that has already ensnared hundreds of publicly traded companies. As a result, Boston Communications is facing scrutiny from the Securities and Exchange Commission (“SEC”), and its own shareholders who are pursuing a shareholder derivative lawsuit and have made demands that the Company initiate its own lawsuit against company officers and directors.

3. Among many reasons, the Acquisition is structured to extinguish the Company as a separate entity so that defendants may escape liability in the shareholder derivative lawsuit. Defendants will argue that if the Company is taken private then the derivative plaintiff will lose standing to pursue claims on behalf of Boston Communications.

4. Moreover, as a result of a protracted internal investigation, Boston Communications’ financials are not current. Indeed, the Company is currently delinquent in the filing of its annual report for fiscal 2006 and its quarterly report for the first quarter of fiscal 2007. Thus, Boston Communications shareholders can not be certain of the Company’s true value and whether the proposed Acquisition is fair. Yet, defendants are literally ramming the Acquisition down the Company’s shareholders throats by insisting upon a tender offer that commences in approximately four weeks.

5. In pursuing this unlawful plan to squeeze out Boston Communications’ public stockholders through the implementation of a flawed process and tender offer, the defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and have aided and abetted such breaches by Boston Communications’ officers and directors. Instead of attempting to negotiate a contract reflecting the highest price reasonably available for the Company’s stockholders, defendants spent a substantial effort tailoring the Acquisition to meet their specific needs. For example, defendants have agreed to $322 million in termination and other fees, which will unreasonably deter and discourage superior offers from other interested parties.

6. Because defendants dominate and control the business and corporate affairs of Boston Communications and are in possession of private corporate information concerning Boston Communications’ assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Boston Communications, which makes it inherently unfair for them to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

7. In short, the Acquisition is designed to unlawfully divest Boston Communications’ public stockholders of a large portion of the valuable assets of the Company for grossly inadequate consideration. Defendants know that these assets will continue to produce substantial revenue and earnings.

JURISDICTION AND VENUE

8. This Court has jurisdiction over this action because certain of the defendants conduct business in and/or have sufficient minimum contacts with Massachusetts. Boston Communications is a citizen of Massachusetts as it is incorporated under the laws of the State of Massachusetts and has its principal place of business at 55 Middlesex Turnpike, Bedford, Massachusetts, and certain of the individual defendants are citizens of Massachusetts.

9. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

10. Plaintiff Daniel Bates is a shareholder of Boston Communications.

11. Defendant Boston Communications develops products and services that enable wireless operators to deploy and manage voice and data services. Boston Communications is incorporated in Massachusetts and its headquarters are located at 55 Middlesex Turnpike, Bedford, Massachusetts. Boston Communications is named as a defendant in the context of the class action solely to allow plaintiff and the class to obtain injunctive relief. Plaintiff and the class are not seeking damages against Boston Communications.

12. Defendant Paul J. Tobin (“Tobin”) is Boston Communications’ Chairman. Tobin currently faces liability alleged in shareholder derivative actions for participation in a scheme to manipulate Boston Communications stock options and other forms of equity compensation.

13. Defendant James A. Dwyer, Jr. (“Dwyer”) is a Boston Communications director. Dwyer currently faces liability alleged in shareholder derivative actions for participation in a scheme to manipulate Boston Communications stock options and other forms of equity compensation.

14. Defendant Paul R. Gudonis (“Gudonis”) is a Boston Communications director. Gudonis currently faces liability alleged in shareholder derivative actions for participation in a scheme to manipulate Boston Communications stock options and other forms of equity compensation.

15. Defendant Brian E. Boyle (“Boyle”) is a Boston Communications director. Boyle currently faces liability alleged in shareholder derivative actions for participation in a scheme to manipulate Boston Communications stock options and other forms of equity compensation.

16. Defendant Gerald S. McGowan (“McGowan”) is a Boston Communications director, McGowan currently faces liability alleged in shareholder derivative actions for participation in a scheme to manipulate Boston Communications stock options and Other forms of equity compensation.

17. Defendant Miguel Horta e Costa is a Boston Communications director.

18. Defendant Megasoft is a software company based in Hyderabad, India. Megasoft has offices in Herndon, Virginia.

19. Defendant Tea Party is a wholly owned subsidiary of Megasoft.

20. The defendants named above in ¶¶12-17 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

21. Under Massachusetts law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant premium. To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

22. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Boston Communications, are obligated under Massachusetts law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

23. Plaintiff alleges herein that the defendants, separately and together, in connection with the Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith and independence owed to plaintiff and other public shareholders of Boston Communications. Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class (as defined herein), and choosing not to provide shareholders with all information necessary to make an informed decision in connection with the Acquisition. As a result of defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Boston Communications common stock in the proposed Acquisition.

24. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

BOSTON COMMUNICATIONS’ INVOLVEMENT IN THE BACKDATING SCANDAL

25. Backdating, a form of stock option manipulation, involves the cherry-picking of stock-option grant dates—with the benefit of hindsight—to take advantage of lower exercise prices than the price on the actual grant date. The price of Boston Communications shares on the reported option-grant date, therefore, was lower than the share price on the actual day options were issued. This illegal practice brought Boston Communications insiders an instant paper gain.

26. On May 22, 2006, in an article titled “Five more companies show questionable options pattern,” The Wall Street Journal reported an analysis of Boston Communications’ corporate public filings, which showed questionable timing of option grants. Specifically, the article provided as follows:

The newly identified companies span the U.S. and do everything from making telescopes to running dialysis clinics. One is Boston Communications Group Inc., a prepaid-wireless-technology provider, which in three out of five years gave grants to senior executives priced on the very day when its stock was at annual lows.

***

The new analysis found that grants dated before sharp stock run-ups were also frequently enjoyed by E.Y. Snowden, chief executive of Boston Communications. In seven grants from 1998 to 2002, Mr. Snowden received options dated at the year’s lowest close three times, with one of those three tying for the yearly low. Two others were dated at quarterly lows, (The first grant, not dated at a low point, was issued on the same day Mr. Snowden signed his employment agreement as CEO, according to the company’s proxy.) The Journal estimates that the probability of Mr. Snowden’s pattern occurring by chance is around one in five million,

Paul Gudonis, a director who sits on the company’s compensation committee, said the grants “corresponded to compensation-committee meetings.” Officials at Boston Communications, whose prospects have dimmed of late following the loss in May last year of a patent case, declined to comment. Mr. Snowden didn’t return messages. The options currently can’t be exercised for profit, because the company’s share price has tumbled in recent years to below where it was when they were granted.

27. On July 21, 2006, Boston Communications disclosed that the Securities and Exchange Commission had commenced an inquiry relating to certain option grants made between 1998 and 2002.

28. On October 12, 2006, the Company announced the resignation of three top officers and the need to restate certain past results to record additional as yet undetermined non-cash charges for stock-based compensation expenses as a result of an internal review of stock option grants at the Company.

29. As a result of Boston Communications’ internal investigation, the Company’s financials are not current. Indeed, the Company is currently delinquent in the filing of its annual report for fiscal 2006 and its quarterly report for the first quarter of fiscal 2007. Further, Boston Communications is currently facing delistment from NASDAQ due to the delinquent filings.

30. Beginning in February 2007, several Boston Communications shareholders made demands upon the Board that they investigate and take action against parties responsible for the illegal stock option manipulations. The Board, however, stonewalled these demands, which resulted in a shareholder derivative suit being filed on behalf of Boston Communications during February 2007. Defendants Tobin, Boyle, McGowan, Dwyer and Gudonis face liability in that lawsuit.

THE PROPOSED ACQUISITION

31. Then, on July 11, 2007, Boston Communications and Megasoft issued the following press release that announced that the Individual Defendants had agreed to sell Boston Communications to Megasoft:

Megasoft Limited and Boston Communications Group, 111C., today announced a definitive agreement for Megasoft Limited to acquire Boston Communications Group, Inc., for $3.60 per share of bcgi common stock, in cash, for an expected aggregate purchase price of approximately $65 million. The $3.60 per share price represents a premium of approximately 120 percent over bcgi’s average closing share price during the 30 days ended July 6, 2007.

Under the terms of the merger agreement, Tea Party Acquisition Corp., a wholly-owned subsidiary of Megasoft, will commence a tender offer to acquire all of the outstanding shares of bcgi common stock for $3.60 per share in cash. The offer is expected to commence on or before August 1, 2007, and will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

The Board of Directors of Megasoft and bcgi have unanimously approved the definitive agreement. The Board of Directors of bcgi recommends that shareholders tender their shares in the tender offer. Members of bcgi’s Board have agreed to tender their shares in the offer.

“We are extremely excited about this transaction and the resulting benefits to our shareholders, customers and employees,” said Joseph Mullaney, chief financial officer and acting chief executive officer of bcgi. “Our shareholders receive immediate and substantial value, with the offer representing a very significant premium over recent trading prices. Our customers gain from the broadened product offerings and combined technology resources of the two organizations, and our employees benefit from the enhanced opportunities in an organization poised to address a broad spectrum of industry subscriber needs.”

Mullaney continued, “We believe that the combined organization offers bcgi considerable growth opportunities that would be difficult to achieve without the synergies that exist between the two companies. A standalone strategy for bcgi would require the development of new revenue streams to replace the decline in business from some of our tier one carrier customers, which could result in future losses. We believe that Megasoft’s offer to purchase bcgi shares at a substantial premium over current market prices is a more favorable and certain outcome for our shareholders.”

“This transaction creates significant value for Megasoft shareholders and expands our market and technology leadership in what is one of the most exciting areas of our industry’s transformation: convergent telecom,” said CV Kumar, CEO and managing director of Megasoft. “Megasoft and bcgi link technology with services, thereby creating an exceptional platform to add next-generation, high-value products and strategically position the company for future growth.”

The tender offer will be conditioned upon, among other things, approximately 83 percent of bcgi’s shares being tendered in the offer based on the number of current shares and is expected to be completed during the third quarter of 2007, subject to customary regulatory approvals and other conditions. The transaction is not subject to a financing contingency. There can be no assurance that the transaction will be approved or consummated.

32. It is apparent from the Acquisition press release that the Individual Defendants have resolved to extinguish Boston Communications as quickly as possible. Indeed, Individual Defendants agreed to a tender offer for the Company’s shares that will begin in less than three weeks from the Acquisition announcement—on August 1, 2007. This short time is unfair to the Company’s shareholders as it does not give them enough time to fully digest information concerning the worth of the Company and whether or not to make an informed decision to tender their shares. The reason for the rapid timing of the tender offer is clear: defendants wish to quickly extinguish Boston Communications as a separate entity so that they can escape liability in connection with the shareholder derivative lawsuit.

33. Moreover, the Individual Defendants agreed to a $3.22 million in termination and other fees, which will unreasonably deter and discourage superior offers from other interested parties.

SELF-DEALING

34. By reason of their positions with Boston Communications, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Boston Communications, which they have not disclosed to Boston Communications’ public stockholders. Indeed, Boston Communications has yet to issue audit financials for its fiscal 2006. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Boston Communications’ public shareholders. Specifically, the Acquisition is structured to indemnify certain of the defendants of liability they face in connection with the shareholder derivative lawsuit.

35. The proposed sale is wrongful, unfair and harmful to Boston Communications’ public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of Boston Communications on terms that do not adequately value the Company. Accordingly, the Acquisition will only benefit defendants.

36. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the sale of Boston Communications and allow the shares to trade freely – without impediments including the $3.22 million in termination and other fees;

•	Act independently so that the interests of Boston Communications’ public stockholders will be protected;

•

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Boston Communications’ public stockholders; and

•	Solicit competing bids to Megasoft’s offer to assure that the Company’s shareholders are receiving the maximum value for their shares.

37. The Individual Defendants have also approved the Acquisition so that it transfers 100% of Boston Communications’ assets, revenues and profits to Megasoft and Tea Party, thus all of Boston Communications’ operations will now accrue to the benefit of Megasoft and Tea Party.

DEFENDANTS FAILED TO MAXLVIIZE SHAREHOLDER VALUE

38. As a result of defendants’ conduct, Boston Communications’ public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, not structure a preferential deal for themselves.

39. The consideration reflected in the Acquisition agreement does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and officers of Boston Communications, at the time the Acquisition was announced.

CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Boston Communications stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

41. This action is properly maintainable as a class action.

42. The Class is so numerous that joinder of all members is impracticable. According to Boston Communications’ Securities and Exchange Commission filings, there were more than 17.9 million shares of Boston Communications common stock outstanding as of May 1, 2006.

43. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, among others, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

(b) whether the individual Defendants axe engaging in self-dealing in connection with the Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

(d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Boston Communications;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f) whether the Individual Defendants have breached their fiduciary duties of candor to plaintiff and the other members of the Class in connection with the Acquisition by soliciting shareholder vote in favor of the Acquisition contract based upon inadequate disclosures;

(g) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(h) whether defendants Boston Communications, Megasoft and Tea Party aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(i) whether plaintiff and the other Members of the Class would be irreparably harmed were the transactions complained of herein consummated.

44. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

45. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

46. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

47. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

48. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

49. Plaintiff repeats and realleges each allegation set forth herein.

50. The Individual Defendants have violated the fiduciary duties of care, loyalty, candor, good faith and independence owed to the public shareholders of Boston Communications and have acted to put their personal interests ahead of the interests of Boston Communications’ shareholders.

51. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Boston Communications.

52. The Individual Defendants have violated their fiduciary duties by entering Boston Communications into the Acquisition contract without regard to the effect of the proposed transaction on Boston Communications’ shareholders.

53. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Boston Communications because, among other reasons:

(a) they failed to take steps to maximize the value of Boston Communications to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Boston Communication& stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

(b) they failed to properly value Boston Communications and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the proposed Acquisition.

54. Because the Individual Defendants dominate and control the business and corporate affairs of Boston Communications, and are in possession of private corporate information concerning Boston Communications’ assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Boston Communications which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

55. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

56. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Boston Communications’ valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

57. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

58. As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Boston Communications’ assets and operations. Unless the proposed Acquisition is enjoined by the Court, the Individual Defendants will eon-Hi-me to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the proposed Acquisition terms, and will not supply to Boston Communications’ minority stockholders sufficient information to enable them to cast informed votes for and against adoption of the proposed Acquisition contract and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

59. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Count’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Boston Communications

60. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

61. Boston Communications is named as a defendant in the context of this claim solely to allow plaintiff and the class to seek injunctive relief. Plaintiff and the class are not seeking damages against Boston Communications.

62. Defendant Boston Communications aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Boston Communications, including plaintiff and the members of the Class.

63. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

64. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

65. Boston Communications colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

66. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Megasoft and Tea Party

67. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein;

68. Defendants Megasoft and Tea Party aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Boston Communications, including plaintiff and the members of the Class.

69. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

70. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

71. Megasoft and Tea Party colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

72. Megasoft and Tea Party participated in the breach of the fiduciary duties by the Individual Defendants for the put-pose of advancing its own interests. Megasoft and Tea Party obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendant& breaches. Megasoft and Tea Party will benefit, inter alia, from the acquisition of Company for a grossly inadequate and unfair consideration if the Acquisition is consummated.

73. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adepts and implements a procedure or process to obtain a merger agreement providing the highest possible terms for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Boston Communications’ shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Boston Communications;

E. Rescinding, to the extent already implemented, the Acquisition agreement or any of the terms thereof including the termination and other fees;

F. Imposition of a constructive trust, in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: